BB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04003303

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FEB 27 2004

181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm 3/17

SEC FILE NUMBER
8-65544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1,2003** (MM/DD/YY) AND ENDING **December 31, 2003** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian United Capital, LLC

OFFICIAL USE ONLY
122924
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
8800 N. Gainey Center Drive, Suite 279

(No. and Street)

Scottsdale (City) **Arizona** (State) **85258** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reid S. Johnson
(480) 596-1580

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name - *if individual, state last, first, middle name*)

Mayer Hoffman McCann P.C.
3101 N. Central Ave, Suite 300 (Address) **Phoenix** (City) **Arizona** (State) **85012** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

SW

OATH OR AFFIRMATION

I, Reid S. Johnson_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIGNED BEFORE ME THIS DAY 02/26/04

Signature

President

Title

Notary Public

KERI YACOS
Notary Public - Ari
Maricopa County
Expires 10/15/07

KERI YACOS
Notary Public – Arizona
Maricopa County
Expires 10/15/07

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN UNITED CAPITAL, LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

The Period From July 1, 2003 (inception)
Through December 31, 2003

MERIDIAN UNITED CAPITAL, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

The Period From July 1, 2003 (inception)
Through December 31, 2003

CONTENTS

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

MERIDIAN UNITED CAPITAL, LLC

We have audited the accompanying statement of financial condition of Meridian United Capital, LLC at December 31, 2003, and the related statements of operations and members equity, and cash flows for the period from July 1, 2003 (inception) through December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Meridian United Capital, LLC. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian United Capital, LLC at December 31, 2003, and the results of its operations and its cash flows for the period from July 1, 2003 (inception) through December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under rule 5c3-1 of the Securities and Exchange Commission presented on page 10, and the reconciliation of net capital pursuant to rule 17a-5(d)-(4) on page 11, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 11, 2004

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	41,285
Prepaid expenses		2,250
TOTAL CURRENT ASSETS		43,535
GOODWILL		39,962
TOTAL ASSETS	$	83,497

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	6,176
Accrued expenses		10,020
TOTAL LIABILITIES		16,196
MEMBER'S EQUITY		67,301
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	83,497

See Notes to Financial Statements

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

Period from July 1, 2003 (inception) through December 31, 2003

REVENUES	$ 30,000
OPERATING EXPENSES	
Legal and accounting	30,150
Regulatory fees	9,194
Occupancy	6,000
Other operating expenses	1,703
TOTAL OPERATING EXPENSES	47,047
NET LOSS	(17,047)
MEMBERS EQUITY, BEGINNING OF PERIOD	-
CAPITAL CONTRIBUTED BY MEMBERS	84,348
MEMBERS EQUITY, END OF PERIOD	$ 67,301

See Notes to Financial Statements

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF CASH FLOWS

Period from July 1, 2003 (inception) through December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,047)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Prepaid expenses	(2,250)
Increase (decrease) in:	
Accounts payable	6,176
Accrued expenses	10,020
Net cash used in operating activities	(3,101)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital contributions from members	84,348
Goodwill purchased	(39,962)
Net cash provided by investing activities	44,386
NET CHANGE IN CASH	41,285
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	$ 41,285

See Notes to Financial Statements

MERIDIAN UNITED CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

(1) Company operations and summary of significant accounting policies

Company operations - Meridian United Capital, LLC. (the "Company") is incorporated in the state of Arizona. The Company is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). These financial statements include the accounts of the Company only. The Company is headquartered in Scottsdale, Arizona and provides services to customers throughout the United States.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash includes cash and may, at times, include cash equivalents which consist of highly liquid financial instruments purchased with original maturities of three months or less.

Revenue recognition - Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the income is reasonably determinable.

Goodwill - Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition.

The Company follows Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 eliminates the amortization of newly acquired goodwill and requires companies to assess goodwill impairment, at least annually, based on the fair value of the reporting unit. The *Company* has tested goodwill for impairment using the process prescribed in SFAS No. 142 and has determined that the carrying amount of goodwill is not impaired as of December 31, 2003.

Income taxes - The financial statements do not include a provision for income taxes since the Company is not a taxpaying entity for income tax purposes. The Company is treated as a partnership for income tax purposes and, accordingly, earnings and losses of the Company are included in the members' individual income tax returns.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2003, the Company had net capital of $25,089, which was $20,089 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 1.2 to 1.0 as of December 31, 2003.

(3) Concentrations of credit risk

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At December 31, 2003 the Company did not have cash deposits in excess of the FDIC coverage on deposit at a single financial institution. The Company does not anticipate nonperformance by the financial institution.

(4) Related party transactions

The Company has an agreement with the Planning Group of Scottsdale, LLC to pay a monthly fee of $1,000 for certain administrative expenses. The Planning Group of Scottsdale, LLC is controlled by one of the Company's members. Administrative expenses incurred under the arrangement for the period ended December 31, 2003 was $6,000, of which $3,000 is included in accounts payable in the accompanying statement of financial condition.

ADDITIONAL INFORMATION

MERIDIAN UNITED CAPITAL, LLC

ADDITIONAL INFORMATION

December 31, 2003

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL			
Member's equity		$	67,301
Less nonallowable assets:			
Goodwill	39,962		
Prepaid expenses	2,250		
Total nonallowable assets			42,212
Other deductions or charges			-
Net capital before haircuts on security positions			25,089
Less: Haircuts on securities			-
Net capital			25,089
Less: Minimum net capital required			5,000
EXCESS NET CAPITAL		$	20,089
AGGREGATE INDEBTEDNESS - LIABILITIES		$	16,176
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			1.2

See Independent Auditor's Report

MERIDIAN UNITED CAPITAL, LLC

ADDITIONAL INFORMATION

December 31, 2002

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL PER FORM X-17A-5 (UNAUDITED)	$	35,109
POST CLOSING ADJUSTMENTS		(10,000)
NET CAPITAL	$	25,109

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Board of Directors of

MERIDIAN UNTED CAPITAL, LLC

In planning and performing our audit of the financial statements of Meridian United Capital, LLC, (the "Company") for the period from July 1, 2003 (inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned

functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of Meridian United Capital, LLC. to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 11, 2003